Exhibit (a)(5)(c)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Entegris, Inc. common stock. The offer is made solely by the Offer to Purchase dated May 11, 2007 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Entegris, Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Entegris, Inc. by Goldman, Sachs & Co. and Citigroup Global Markets Inc., the Dealer Managers for the offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

ENTEGRIS, INC.

of

Up to 20,408,163 Shares of its Common Stock

At a per share purchase price not less than $11.00 per share nor greater than $12.25 per share

As part of a recapitalization plan, Entegris, Inc., a Delaware corporation (“Entegris”), is offering to purchase up to 20,408,163 shares of its outstanding common stock, $.01 par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 8, 2007, UNLESS ENTEGRIS EXTENDS THE OFFER.

The board of directors of Entegris has approved the recapitalization plan, including the offer. However, none of Entegris, its board of directors, the information agent or any of the dealer managers is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Entegris is not making a recommendation as to whether you should tender shares into the offer because it believes that you should make your own decision based on your views as to the value of Entegris’s shares, its prospects and the proposed capital structure and increased leverage following the recapitalization, as well as your liquidity needs, investment objectives and other individual considerations. Each of Entegris’s directors and executive officers has advised it that, other than with respect to sales made in connection with previously established 10b5-1 trading plans, they do not intend to tender any shares owned by them in the offer. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

The offer is an element of a recapitalization plan, which comprises (i) this offer to purchase up to              shares of Entegris’s common stock, (ii) a bridge loan facility in an amount up to $75 million with a syndicate of banks, financial institutions and other entities, including affiliates of the dealer managers and (iii) new borrowings, the proceeds of which will be used to pay off the bridge loan facility. Entegris anticipates the new borrowings will consist of debt securities, convertible debt securities or a bank loan. Entegris plans to finance this offer with $175 million of cash on hand and borrowings under our bridge loan facility. Entegris has obtained a commitment, subject to customary conditions, from affiliates of the dealer managers to provide the bridge loan facility.

The primary purpose of the offer is to provide Entegris’s shareholders with an opportunity to evaluate the capital structure and increased leverage expected to result from the recapitalization and, if they desire, to sell their investment in Entegris at a negotiated price without the typical transaction costs associated with open market transactions, while allowing shareholders who desire to continue their investment in Entegris’s expected capital structure, including the increased leverage after the recapitalization to retain their shares and potentially benefit from (i) accretion in earnings per share (excluding the impact of the transaction expenses) that Entegris expects as a result of the offer and any future open market share repurchases, (ii) increased equity return opportunities available due to Entegris’s higher leverage, and (iii) an increased percentage ownership in Entegris.

As of May 7, 2007, there were 135,322,910 shares of Entegris, Inc. common stock issued and outstanding. The 20,408,163 shares that Entegris is offering to purchase pursuant to the offer represent approximately 15% of the outstanding shares of common stock as of May 7, 2007. Based upon the foregoing, if the offer is fully subscribed, Entegris will have 114,914,747 shares outstanding following the purchase of shares tendered in the offer. The actual number of shares outstanding will depend on the number of shares validly tendered and purchased in the offer.

If the terms and conditions of the offer have been satisfied or waived and more than 20,408,163 shares are properly tendered at or below the purchase price and not properly withdrawn, subject to the conditional tender procedures, Entegris will purchase shares in the following order of priority:

•

first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, after purchase of all of the foregoing shares, all other shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•

third, if necessary to permit Entegris to purchase 20,408,163 shares (or such greater number of shares as Entegris may elect to purchase in accordance with applicable law), shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

All shares tendered and not purchased, including shares tendered at prices above the purchase price Entegris selects and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to shareholders at Entegris’s expense promptly following the expiration date.

Entegris expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by Entegris to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Shares tendered in the offer may be withdrawn at any time before the expiration date and, unless Entegris has already accepted your shares for payment after the offer expires, may also be withdrawn any time after 12:01 a.m., New York City time, on July 10, 2007. Except as otherwise provided in Section 4 of the Offer to Purchase tenders of shares pursuant to the offer are irrevocable. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

For purposes of the offer, Entegris will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the offer, only when, as and if Entegris gives oral or written notice to the depositary of Entegris’s acceptance of shares for payment under the offer.

Shareholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Entegris will pay for the shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Entegris and transmitting payment to the tendering shareholders. In the event of proration, Entegris will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, Entegris does not expect to be able to announce the final results of any such proration immediately following expiration of the offer. In such cases it could be seven to ten business days after the expiration date before Entegris is able to commence payment for the tendered share

Entegris will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Entegris’s determination will be final and binding on all parties. Entegris reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Entegris also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Entegris.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of Entegris’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such shares of Entegris stock) and then as capital gain. In the case of foreign shareholders, because it is unclear which characterization applies, Entegris intends to withhold 30% of the gross proceeds paid. You are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the offer, and you should consult your tax advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of May 11, 2007 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Entegris or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the expense of Entegris at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Ave

New York, New York 100016

Banks and Brokerage Firms Call Collect:

(212) 929-5500

All Others Call Toll-Free:

(800) 322-2885

The Dealer Managers for the Offer are:

Goldman, Sachs & Co.	Citigroup Global Markets Inc.
85 Broad Street New York, New York 10004 (212) 902-1000 (Call Collect) (800) 323-5678 (Call Toll-Free)	Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, New York 10013 (212) 723-7838 (Call Collect) (877) 531-8365 (Call Toll-Free)

May 11, 2007